UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Bainum, Jr., Stewart
   10770 Columbia Pike, Suite 100
   Silver Spring, MD  20901
   USA
2. Issuer Name and Ticker or Trading Symbol
   HCR Manor Care
   HCR
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12-31-99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
                             |      |    |                  |   |           |1,989,389          |I     |NOTE 1                     |
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                             |      |    |                  |   |           |127,725            |I     |NOTE 2                     |
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                             |      |    |                  |   |           |214,284            |I     |NOTE 3                     |
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                             |      |    |                  |   |           |6,768              |I     |NOTE 4                     |
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                             |      |    |                  |   |           |851,669            |I     |NOTE 5                     |
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                             |      |    |                  |   |           |210,068            |I     |NOTE 6                     |
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                             |      |    |                  |   |           |394,026            |I     |NOTE 7                     |
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                             |3-31-9|J   |381               |A  |           |381                |I     |NOTE 8                     |
                             |9     |    |                  |   |           |                   |      |                           |
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                             |3-31-9|J   |821               |A  |           |821                |I     |NOTE 9                     |
                             |9     |    |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Options    |        |     |    |           |   |     |     |            |       |       |9,000       |   |            |
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
Explanation of Responses:
Note 1: Shares owned by the Stewart Bainum, Jr. Declaration of Trust ("Stewart Bainum, Jr. Trust") in which Mr.
Bainum is the sole
trustee.
Note 2: The proportionate interest of the Stewart Bainum, Jr. Trust in shares (1,779,628) owned by Mid Pines
Associates,
L.P.
Note 3: The proportionate interest of the Stewart Bainum, Jr. Grantor Retained Annuity Trust dated September 10,
1996, the sole trustee of which is Mr. Bainum, Jr., in shares (1,779,628) owned by Mid Pines Associates, L.P.
Note 4: The proportionate interest of various trusts, the beneficiaries of which are Mr. Bainum, Jr.'s two minor children in shares (1,779,628) owned by the Mid Pines Associates, L.P.
Note 5: The proportionate interest of the Stewart Bainum, Jr. Trust in shares (3,567,869) owned by Realty
Investment Company, Inc., a real estate invesmtent and management company in which Mr. Bainum, Jr. is a non-controlling shareholder. Also includes 128,591 shares indirectly held through certain trusts for the benefit of Mr.
Bainum, Jr.'s two minor
children.
Note 6: The proportionate interest of certain trusts in shares (1,779,628) owned by Mid Pines Associates, L.P. for the benefit of Mr. Bainum, Jr.'s nephews. Mr. Bainum is the trustee and his nephews are the sole beneficiaries.
Beneficial ownership is
disclaimed.
Note 7: The proportionate interest of certain trusts in shares (3,567,869) owned by Realty Investment Company, Inc.
for the benefit of Mr. Bainum, Jr.'s nephews. Mr. Bainum is the trustee and his nephews are the beneficiaries.
Beneficial ownership is
disclaimed.
Note 8: Shares credited to Mr. Bainum, Jr.'s account in the Company's 401(K) plan.
Note 9: Shares credited to Mr. Bainum, Jr.'s account in the Company's non-qualified retirement plan.